Exhibit 99.2

Borr Drilling Limited Announces Trading Update Including Key Financial Information For First Quarter 2021

Hamilton, Bermuda, May 31, 2021: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces preliminary unaudited results for the three months ended March 31, 2021.

Highlights
•	Total operating revenues of $48.4 million, net loss of $58.1 million and Adjusted EBITDA[1] of $(10.6) million for the first quarter of 2021.
•
Total operating revenues includes a reduction of related party revenues of $9.2 million recorded in the first quarter of 2021 relating to prior periods, following an amendment of our Mexican JV agreements regulating the treatment of standby rates charged for our rigs operating in the JVs. Without this reduction for prior periods, the Adjusted EBITDA would have been $(1.4) million for the quarter.

•	On January 22, 2021, we completed an equity offering raising total proceeds of $46 million.
•	In January, the Company finalized the terms and executed agreements with certain of our creditors for the previously announced liquidity improvement plan.
•
The Company and its Drilling JVs has been awarded 17 new contracts, extensions, exercised options and LOAs/LOIs  since the start of 2021 to the date of this report, representing 5,352 days of potential backlog and $458 million in potential revenue.

CEO, Patrick Schorn commented:

“We are encouraged by the signs of a recovering shallow water rig market so far in 2021. The number of Borr operating rigs stood at 13 at the end of the first quarter, up by five units from trough levels experienced in 2020. Tendering and contracting activity remain strong. Since the beginning of this year, Borr has secured new contracts and confirmed optional periods with a total revenue potential of approximately $162 million, excluding unexercised option periods. Additionally, the Company and its Drilling JVs have secured LOIs and LOAs, that once converted into contracts will add a total revenue potential of approximately $296 million. We are optimistic about the market opportunities going forward, and expect to see several of our currently warm stacked rigs coming back into operation at accretive rates.

Part of our liquidity improvement plan outlined in our Q4 2020 report has been to pursue initiatives to improve cash distributions from our JV operations in Mexico. Year to date, Borr has received $15 million in cash from its JVs which is a considerable improvement compared to previous periods. The IWS JVs have added roughly 125,000 BOPD to Pemex’s production and we continue to receive very positive feedback from the customer regarding service quality and performance. In addition, we are pleased to announce that according to the latest activity plans in the IWS JVs, we expect that our five rigs in the country will continue providing services for the project until the end of 2022."

1 For a definition of Adjusted EBITDA and why we use this measure, see page 4 of this report.

Management Discussion and Analysis

Consolidated Statements of Operations (Financial Performance & Operating Results)

The Management Discussion and Analysis below compares the results of the first quarter of 2021 to the results of the fourth quarter of 2020.

In $ million	Q1 - 2021	Q4 - 2020
Total operating revenues	48.4	60.2
(Loss) / gain on disposals	(0.1)	5.9
Rig operating and maintenance expenses	(48.7)	(53.9)
Depreciation of non-current assets	(28.4)	(29.1)
General and administrative expenses	(11.7)	(8.5)
Total operating expenses	(88.8)	(91.5)
Operating loss	(40.5)	(25.4)
Income / (loss) from equity method investments	12.2	(7.1)
Total financial expenses	(27.5)	(23.4)
Loss before income taxes	(55.8)	(55.9)
Income tax expense	(2.3)	(3.2)
Net loss	(58.1)	(59.1)

Three months ended March 31, 2021 compared to the three months ended December 31, 2020

Total operating revenues were $48.4 million for the first quarter of 2021 compared to $60.2 million for the fourth quarter of 2020. The operating activity level between the quarters has been stable, however total operating revenues include a reduction of related party revenues of $9.2 million for periods prior to the first quarter of 2021 due to an amendment of our Mexican JV agreements regulating the treatment of standby rates charged for the rigs operating in the JVs. Without this adjustment for prior periods, the Adjusted EBITDA would have been $(1.4) million for the quarter.

Revenue was positively impacted by "Prospector 5" commencing its contract during the fourth quarter of 2020 and having a full quarter of operations in the first quarter of 2021, offset by "Frigg" and "B152" (pass through revenue) ending their contracts in the fourth quarter of 2020

Rig operating and maintenance expenses, including reactivation and stacking costs, were $48.7 million for the first quarter of 2021 compared to $53.9 million for the fourth quarter of 2020. The decrease of $5.2 million is partly explained by a decrease in amortization of mobilization costs to $3.5 million in the first quarter of 2021, from $7.8 million in the fourth quarter of 2020, offset by higher reimbursable expenses of $3.7 million in the first quarter of 2021 compared to $2.1 million in the fourth quarter of 2020.

General and administrative expenses were $11.7 million for the first quarter of 2021, an increase of $3.2 million compared to the fourth quarter of 2020, as a result of increased legal costs due to amendments in our credit agreements in January 2021 and other corporate costs.

Income from Equity method investments relating to our Mexican JVs were $12.2 million for the first quarter 2021 compared to a loss of $7.1 million loss in the fourth quarter 2021.

Income tax expense was $2.3 million in the first quarter 2021, a reduction of $0.9 million from the fourth quarter of 2020. The majority of the income tax expense in the first quarter of 2021 is attributable to withholding tax on bareboat charters in Malaysia and Mexico and the customer withholding 5% tax in Nigeria.

Set forth below is a reconciliation of Net Loss to Earnings Before Interest, Tax and Depreciation (“Adjusted EBITDA”)

(in US$ millions)	Q1 - 2021	Q4 2020
Net loss	(58.1)	(59.1)
Depreciation of non-current assets	28.4	29.1
(Income) from equity method investments	(12.2)	7.1
Financial expense	27.5	23.4
Income tax expense	2.3	3.2
Amortization of mobilization costs	3.5	7.8
Amortization of mobilization revenue	(2.0)	(2.5)
Adjusted EBITDA[2]	(10.6)	9.0

Consolidated Balance Sheet

As of March 31, 2021 compared to year end 2020.

Total assets were $3,169.5 million as of March 31, 2021 compared to $3,171.1 million as of December 31, 2020. The decrease of $1.6 million is primarily a result of reduction in held for sale rigs of $4.5 million as the sale of Balder was completed in February 2021 and fleet depreciation of $28.4 million, offset by an increase in cash balances of $29.8 million. The cash balance was $49.0 million as at March 31, 2021.

Total liabilities as of March 31, 2021 were $2,145.3 million, an increase of $11.0 million compared to December 31, 2020. This increase is mainly attributable to an increase in long-term accrued interest of $12.6 million, a result of the execution of agreements which included deferral of interest as part of the liquidity improvement plan in January 2021.

Total equity as of March 31, 2021 was $1,024.2 million compared to $1,036.8 million as of December 31, 2020. The reduction of $12.6 million is largely attributable to the net loss of $58.1 million for the first quarter 2021, offset by increases in share capital and additional paid-in capital of approximately $44.8 million following our equity offering in January 2021.

Mexican Joint Ventures Operational Results on a 100% basis (Borr Drilling owns 49%)

In $ million	Q1 - 2021		Q4 - 2020		2020
Mexico Joint Venture EBITDA	Drilling	IWS	Drilling	IWS	Drilling	IWS
Net income (loss)	(1.9)	30.4	5.1	(19.7)	12.0	7.3
Total financial (income) expenses	0.6	(3.9)	(0.1)	0.6	(1.2)	7.9
Income tax expense	4.3	2.9	(4.0)	12.1	1.8	23.6
Amortization of mobilization costs	5.9	0.4	13.5	0.7	29.7	2.7
Amortization of mobilization revenue	(0.8)	—	(1.0)	—	(3.7)	—
Adjusted EBITDA	8.1	29.8	13.5	(6.3)	38.6	41.5

Our "Drilling" joint ventures results reflects stable operations throughout the first quarter of 2021, but continue to be impacted by COVID-19 related costs and inefficiencies. Included within the financials in the table above, showing first quarter of 2021 results for "Drilling", are $1.0 million of net costs related to charges from Borr entities, representing bareboat charter fees, staffing and management expenses. The reason for the reduction from the fourth quarter of 2020 is an amendment to the JV agreement which has reduced standby rates for the Drilling segment since commencement of the contracts.

As of March 31, 2021, Borr Drilling had $30.3 million outstanding receivables from its related parties Joint Ventures in Mexico, representing bareboat charter and prepaid expenses. Borr Drilling received approximately $9 million cash from the Drilling JVs in the first quarter of 2021, and approximately $7.5 million after quarter end. This was a combination of payment of receivables and repayment of funding provided. The JVs have collected approximately $180 million from Pemex year to date in 2021.

2 Note - The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is included here by the Company because the Company believes that the measure provides useful information regarding the Company’s operational performance.

Risks and uncertainties

Borr is exposed to a number of risk factors related to the Company’s finances, operations and the general industry in which the Company operates. The COVID-19 pandemic and associated effects during 2020 have increased the natural risks that we face generally.

Since March 2020, national and local travel restrictions and lockdowns in various regions following the pandemic outbreak caused disruptions to our operations and the pandemic imposed a risk to the health of our personnel. Our rigs and shore based operations were impacted by reduced personnel, border closures, and many employees were working from home or forced to stay home by local regulations. Further escalations of the current pandemic outbreaks and other public health crisis or natural disasters could occur in the future and could impact Borr’s operations, including our Joint Ventures in Mexico. In addition, we have previously reported contract loss and suspensions, as well as reduced marketing opportunities while our customers react to circumstances. As a result, we remain subject to risks relating to the pandemic and we will continue to monitor our operations and respond to circumstances as they arise.

In addition, while we have improved our liquidity through the equity raise in January 2021 and additional equity raises in 2020, and we have extended debt maturities and has deferred interest payments, we continue to face liquidity and other risks aas described in our 2020 Annual Report.

Fleet, Operations and Contracts

As of the date of this report, the Company owns 23 modern jack-up rigs, out of which 12 rigs are currently active: two in West Africa, two in the North-Sea, three in South East Asia and five in Mexico. Additionally, we have one rig committed for start up in June 2021. Five rigs are under construction at Keppel FELS, scheduled for delivery during 2023, after which the fleet will consist of 28 modern rigs all built after 2010.

Year to date 2021, the Company has executed seven new contracts and had three options exercised, for a total potential revenue of approximately $162 million, excluding unexercised optional period. In addition, we have entered into seven letters of intent (LOIs) and letters of award (LOAs) that, once converted into contracts, will add total additional potential revenue of approximately $296 million, including contracts through the Company's participation in its Drilling JVs.

Between firm contracts, exercised options, LOIs and LOAs, the Company have added over 5,352 days, or 14.7 years, of potential backlog YTD at an average day rate of approximately $85,600, including contracts through its Drililng JVs. During the same period, our operating rigs have consumed approximately 5.4 years of backlog. Our backlog replenishment ratio YTD stands at a multiple of 2.7x, meaning that we are adding almost 3 times as many days to backlog compared to backlog consumed during the same period.

In March 2021, the "Idun" commenced its contract with Vestigo in Malaysia for ten firm wells with an estimated duration of 315 days. Subsequently, seven of the ten wells have been novated to Petronas.

In April 2021, the “Norve” commenced its contract with BWE in Gabon for two firm wells plus one optional well, which has been exercised by the customer. Under this contract with BWE, the “Norve” is expected to remain contracted until October 2021. In May 2021, the Company obtained an LOI from an undisclosed customer for a program of 120 days’ firm plus 210 days of options commencing in December 2021. Based on these additional contracts, the Company anticipates that the “Norve” will remain contracted until April 2022 and Q4 2022 if all options are exercised.

In May 2021, the Company converted the previously announced LOA into a three-year firm contract with PTTEP in Thailand for the "Skald" which is expected to commence in June 2021.

In May 2021, the “Prospector 1” finished its contract with ONE-Dyas in the North Sea and has since commenced a contract with Neptune in the Netherlands for four firm wells plus three optional wells. The Company has secured an additional contract for the unit with Tulip Oil in the Netherlands for two firm wells plus one optional well, which has been exercised by the customer. Based on these existing firm contracts, we anticipate that the “Prospector 1” will remain contracted until around March 2022 and into Q1 2023 if all options are exercised.

In May 2021, the Company secured an LOA for the “Saga” relating to the optional wells under its current contract with PTTEP/JX Nippon. This LOA includes the novation of such options to an undisclosed operator in Malaysia. Upon conversion into a contract, the “Saga” is expected to remain contracted until August 2022.

In Mexico based on the latest IWS JV activity schedule, all five Borr rigs operating in Mexico are now anticipated to continue operating for the IWS JVs through 2022.

The rig “Gunnlod” has had eight of ten optional wells exercised PTTEP, which is expected to keep the rig operating up to September 2021. The contract can be extended by four further optional wells, which would keep the rig active for the remainder of 2021.

In May 2021, the rig “Natt” was awarded a contract with Oriental in Nigeria with an estimated duration of 120 days plus an option. This contract has commenced during the same month.

For more details on our rig contracting, see our Fleet Status report issued at the same date of this report

The technical utilization for the fleet was 99.5% in first quarter of 2021. The economical utilization was 88.7% for the first quarter of 2021, negatively impacted by idle time for three rigs waiting between wells in Mexico.

Corporate Development, Liquidity and Financing

Our cash position increased by $29.8 million in the quarter to a closing balance of $49.0 million as of March 31, 2021. The positive drivers were new equity of net $44.8 million and proceeds from sale of fixed assets of $1.4 million. This was offset by cash used in operations, payments for contract preparation, mobilisation and activations of rigs of approximately $6.9 million, in addition to interest payments of $9.5 million. Included in our cash position is also cash payments received from the Mexican JV's of approximately $9.0 million. Furthermore, cash used in operations is impacted by movements in working capital, in particular due the to start-up of two rigs in the quarter ("Idun" and "Norve"), which have immediate impact on the cost side, while the revenue is collected in accordance with normal contractual payment terms.
In January 2021, the Company completed the liquidity improvement plan it started in the autumn of 2020. Following the amendments, the Company has no debt maturities until 2023, and has deferred the majority of interest payments to the yards until March and May 2023. More details of the financing amendments can be found in the notes to the Company's 2020 Annual Report.

On January 22, 2021 the Company successfully completed an equity offering at a subscription price of $0.85 per Offer Share, raising gross proceeds of $46.0 million.

Market

Global competitive jack-up rig utilization stood at 82% at the end of March 2021, an increase of one percentage point quarter-on-quarter. The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by three percentage points from December 31, 2020 to 84% at the end of the first quarter of 2021.

At the end of March 2021, a total of 345 jack-up rigs were contracted, up from 340 rigs as of December 31, 2020. For modern rigs, contracted rig count stood at 248 versus 97 standard jack-ups, representing 72% of the contracted fleet.

From the competitive jackup fleet, a total of three rigs were retired in the first quarter 2021 and ten rigs year to date, compared to 21 rigs in 2020 calendar year, which brings the total number of rigs retired since 2017 to 119 (22 modern and 97 standard), according to Fearnley Offshore. As of May 2021, there are still 46 rigs more than 30 years old which are uncontracted. The Company maintains its view that a significant number of these will become commercially and technically uncompetitive in the coming years.

Since the beginning of 2021, Brent oil price has consistently traded above $60/bbl, a price level that make a large range of shallow water projects economically viable Improving oil price  coupled with forward prices now being back at pre-COVID levels are likely to trigger significant demand for incremental jack-up drilling rigs. Borr Drilling’s current visibility in tender and direct negotiations stands at 21. This is significant improvement from the levels seen during 2020 and is approaching the late 2019 levels.

Outlook

The Company showed throughout 2020 and in January 2021 the ability to reach agreements with its creditors to substantially extend maturities and obtain interest payment deferrals for the period until 2023, and simultaneously raised around $100 million in equity from our supportive shareholders in order to achieve the creditor concessions. The deferrals will give the Company flexibility to focus in the short and medium term on operations and obtaining contracts in what we think is an increasingly positive sentiment in the market. The Company will continue to seek value enhancing transactions to further extend the run-way.

We will have 13 rigs operating at the end of the second quarter, and we are seeing high probability of securing additional contracts for several of our warm stacked rigs during the second half of the year.

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely" and similar expressions and include expectations regarding industry trends including expected trends and activity levels in the jack-up rig and oil industry, expectations as to global jack-up rig count fleet including that older rigs will become uncompetitive,and expected tenders and demand levels, , delivery of newbuilds including expected delivery timing, contract backlog and revenue potential from contracts, LOIs and LOAs, tendering and contracting activity, market opportunity, statements about our fleet operations and expected contracting and operation of our jack-up rigs and contract terms including estimated duration of contracts and activity of rigs on particular contracts, expectations with respect to contracting available rigs including warm stacked rigs coming back into operation and rates, statements as to market sentiment including statements made under “Market” and “Outlook” above, statements relating to the IWS JVS and dealings with  Pemex including statements about contracting and payments, statements relating to our liquidity improvement plan including the expectation that agreed payment deferrals will give the Company flexibility to focus in the short and medium term on operations and obtaining contracts and that the Company will continue to seek value enhancing transactions to further extend the run-way, risks and uncertainties relating to the COVID-19 pandemic and other non-historical statements. The forward-looking statements in this announcement are based upon various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other factors which are difficult or impossible to predict and which are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, risks that our liquidity improvement plan is not effective  or that our available liquidity is not  sufficient to meet our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets; risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations including debt service obligations and maturities and new-build contract payments in 2023 and obligations under rig purchase contracts and our other obligations as they fall due and other risks described in our working capital statement, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

May 31, 2021

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +47 22483000

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
As of and for the three months ended March 31, 2021

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
(In $ millions except share and per share data)

	3 months ended March 31, 2021	3 months ended March 31, 2020
Operating revenues
Dayrate revenue	47.4	93.3
Related party revenue	1.0	10.8
Total operating revenues	48.4	104.1

(Loss) / gain on disposal	(0.1)	0.2

Operating expenses
Rig operating and maintenance expenses	(48.7)	(70.2)
Depreciation of non-current assets	(28.4)	(32.4)
Impairment of non-current assets	—	(18.4)
General and administrative expenses	(11.7)	(10.0)
Total operating expenses	(88.8)	(131.0)

Operating loss	(40.5)	(26.7)

Income/(loss) from equity method investments	12.2	(2.8)

Financial income (expenses), net
Interest income	—	0.2
Interest expense, net of amounts capitalized	(21.8)	(21.6)
Other financial income (expenses), net	(5.7)	(29.8)
Total financial expenses, net	(27.5)	(51.2)

Loss before income taxes	(55.8)	(80.7)
Income tax expense	(2.3)	(6.2)
Net loss attributable to shareholders of Borr Drilling Limited	(58.1)	(86.9)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited	(58.1)	(86.9)

Basic and diluted loss per share	(0.23)	(0.78)
Weighted-average shares outstanding	256,820,825	110,818,351

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended March 31, 2021	2

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions except share data)

	March 31, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	49.0	19.2
Trade receivables	24.0	22.9
Jack-up drilling rigs held for sale	—	4.5
Prepaid expenses	7.7	6.4
Deferred mobilization and contract preparation cost	4.4	5.7
Accrued revenue	15.8	20.3
Tax retentions receivable	10.5	10.5
Due from related parties	30.3	34.9
Other current assets	12.8	16.4
Total current assets	154.5	140.8

Non-current assets
Property, plant and equipment	5.2	5.6
Jack-up rigs	2,799.5	2,824.6
Newbuildings	135.5	135.5
Equity method investments	72.4	62.7
Other long-term assets	2.4	1.9
Total non-current assets	3,015.0	3,030.3
Total assets	3,169.5	3,171.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables	12.5	20.4
Accrued expenses	53.4	51.7
Other current liabilities	24.3	23.9
Total current liabilities	90.2	96.0

Non-current liabilities
Long-term debt	1,908.3	1,906.2
Other liabilities	18.3	19.7
Long-term accrued interest	57.2	41.1
Onerous contracts	71.3	71.3
Total non-current liabilities	2,055.1	2,038.3
Total liabilities	2,145.3	2,134.3
Shareholders’ Equity
Common shares of par value $0.05 per share: authorized 290,000,000 (2020: 238,653,846) shares, issued 274,436,351 (2020: 220,318,704) shares and outstanding 273,526,900 (2020: 218,858,990) shares	13.8	11.0
Additional paid in capital	1,979.5	1,947.2
Treasury shares	(15.8)	(26.2)
Accumulated deficit	(953.3)	(895.2)
Total equity	1,024.2	1,036.8
Total liabilities and equity	3,169.5	3,171.1

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended March 31, 2021	3

In $ millions	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at December 31, 2019	110,818,351	5.6	(26.2)	1,891.2	(576.7)	0.2	1,288.5
ASU 2016-13 - Measurement of credit losses	—	—	—	—	(2.9)	—	(2.9)
Adjusted balance at January 1, 2020	110,818,351	5.6	(26.2)	1,891.2	(579.6)	0.2	1,285.6
Share-based compensation	—	—	—	0.6	—	—	0.6
Total comprehensive loss	—	—	—	—	(86.9)	—	(86.9)
Other, net	—	—	—	—	1.5	—	1.5
Consolidated balance at March 31, 2020	110,818,351	5.6	(26.2)	1,891.8	(665.0)	0.2	1,200.8

In $ millions	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at December 31, 2020	218,858,990	11.0	(26.2)	1,947.2	(895.2)	—	1,036.8
Issue of common shares	54,117,647	2.8	—	43.4	—	—	46.2
Equity issuance costs	—	—	—	(1.4)	—	—	(1.4)
Share-based compensation	550,263	—	10.4	(9.7)	—	—	0.7
Total comprehensive loss	—	—	—	—	(58.1)	—	(58.1)
Consolidated balance at March 31, 2021	273,526,900	13.8	(15.8)	1,979.5	(953.3)	—	1,024.2

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended March 31, 2021	4